UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

ANADIGICS, Inc.

(Name of Subject Company)

ANADIGICS, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 ("Amendment No. 6") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Anadigics, Inc. ("ANADIGICS" or the "Company") with the Securities and Exchange Commission (the "SEC") on November 24, 2015, Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 7, 2015, Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 16, 2015, Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 18, 2015, Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 23, 2015 and Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 24, 2015 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Aloha Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aloha Holding Company, Inc., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of GaAs Labs, LLC, a California limited liability company (“GaAs Labs” and together with Purchaser and Parent, the “Offerors”), to purchase all of the outstanding shares of the Company's common stock, $0.01 par value per share, at a purchase price of $0.35 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 2015, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 24, 2015 (as amended and supplemented from time to time, the "Schedule TO"), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading "The Solicitation or Recommendation—Background of the Offer and the Merger" on page 17 of the Schedule 14D-9:

"On December 28, 2015, the Company received a proposed further amendment to the Merger Agreement that, among other things, increases the per-share offer price to $0.54, which matched the per-share price offered in the amended December 22, 2015 Acquisition Proposal from a Competing Bidder that was determined by the Company’s Board of Directors to be a Superior Offer, as disclosed by the Company on December 23, 2015.

"Sometime after 9:00 p.m. Eastern Time on December 29, 2015, the Competing Bidder delivered to the Company a further amended proposed merger agreement pursuant to which the Competing Bidder, subject to the terms of said agreement, increased its per-share offer price to acquire all of the outstanding shares of the Company's common stock on a fully diluted basis from $0.54 to $0.58 net in cash, pursuant to an all-cash tender offer and second-step merger (the "December 29, 2015 Proposed Merger Agreement"). The Company's Board of Directors, after consultation with its financial and legal advisors, unanimously determined that the December 29, 2015 Proposed Merger Agreement constitutes a Superior Offer, as that term is defined in the Merger Agreement.

"In accordance with the terms of the Merger Agreement, the Company notified GaAs Labs of the December 29, 2015 Proposed Merger Agreement and the Board's determination that it constitutes a Superior Offer."

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Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(F)

Press Release issued by the Company on December 30, 2015 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
Name: Ronald L. Michels
Title: Chairman and Chief Executive Officer

Dated: December 30, 2015

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